UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D (Amendment No. 1) *
Under the Securities Exchange Act of 1934
Vertical Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

04314L205
(CUSIP Number)

David SY Kwon LG-Nortel Co. Ltd. GS Tower 8F, 679 Yoksam-dong Kangnam-gu Seoul, 135-985 Korea
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

Cusip No. 04314L205	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LG-NORTEL CO. LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCES OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 74,396,227 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 74,396,227 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,396,227 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14.	TYPE OF REPORTING PERSON* CO
* See Instructions

(1)  This amount consists of (a) 6,132,976 shares of the Issuer’s common stock upon exercise of certain warrants to purchase common stock which are exercisable within 60 days, (b) 12,264,151 shares of the Issuer’s common stock issuable upon conversion of shares of the Issuer’s Series E Convertible Preferred Stock, par value $1.00 per share, held for the account of the Reporting Person, (c) 28,000,000 shares of the Issuer’s common stock issuable upon conversion of shares of the Issuer’s to-be-established Series F Convertible Preferred Stock to be issued pursuant to the Notes described in Item 4 and (d) 28,000,000 shares of the Issuer’s common stock upon exercise of certain warrants to purchase common stock, to be issued pursuant to the Notes described in Item 4.

Cusip No. 04314L205	Page 3 of 12 Pages

Introduction

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on December 1, 2006 (the “Schedule 13D”) by LG-Nortel Co. Ltd. (the “Reporting Person”).  The Reporting Person has acquired $1,400,000 aggregate principal amount of Subordinated Convertible Promissory Notes (the “Notes”) issued by Vertical Communications, Inc. (the “Issuer”).  Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used and not otherwise defined have the meanings given to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and updated by adding the following:

The source of funds for the acquisition of the Notes is the Reporting Person’s working capital.

Item 4.  Purpose of the Transaction.

           Item 4 of the Schedule 13D is amended and updated by adding the following:

On April 30, 2008, the Reporting Person entered into a joinder to become an investor party to the securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer and acquired $1,400,000 aggregate principal amount of Notes.  By the terms of the Notes, the investment by the Reporting Person constituted a “Qualifying Investment”.  By virtue of this Qualifying Investment, (1) the Notes will automatically convert into shares of the to-be established “Series F Preferred Stock” of the Issuer with the powers, designations, preferences and rights set forth in Exhibit B of the Notes at a rate of one share of Series F Preferred Stock for each $1,000 of outstanding principal and accrued but unpaid interest under the Notes, rounded to the nearest whole share, and (2) the Issuer will issue to the Reporting Person certain warrants (the “Warrants”) to purchase shares of the Issuer’s common stock with an exercise price per share of common stock of $0.01 for a number of shares equal to the original principal amount of the Notes divided by the conversion price of the Series F Preferred Stock ($0.05), rounded up to the nearest whole share.

On April 30, 2008, the Reporting Person entered into certain subordination agreements (the “Subordination Agreements”) with each of Silicon Valley Bank (“SVB”) and NEIPF, L.P. and Columbia Partners, L.L.C. Investment Management (“NEIPF and CPIM”) to subordinate payment of the Notes to the prior payment of the indebtedness under the Company’s existing credit facilities with each of SVB and NEIPF and CPIM.

On April 30, 2008,  the Reporting Person executed the Consent and Waiver Agreement, pursuant to which the Reporting Person consented to the Securities Purchase Agreement and the transactions contemplated thereby, including, among other things, the issuance of the Notes, the Warrants, the Series F Preferred Stock and an amendment to the Issuer’s 2004 Stock Incentive Plan to increase the maximum number of shares of common stock available for issuance pursuant to awards granted under the such plan.  The Reporting Person also waived its right of first refusal applicable to the transactions contemplated by the Securities Purchase Agreement and waived certain anti-dilution and other provisions of certain prior securities purchase agreements applicable to the Reporting Person.

The foregoing description of the Notes, the Securities Purchase Agreement, the Subordination Agreements and the Consent and Waiver Agreement does not purport to be a complete statement of the parties’ rights under such agreements and is qualified in its entirety by reference to the full text of such agreements, as referenced in Item 7 hereto.

The Notes were acquired by the Reporting Person for investment purposes.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Cusip No. 04314L205	Page 4 of 12 Pages

Item 5.  Interest in Securities of the Issuer.

           Item 5 of the Schedule 13D is amended and updated by adding the following:

(a)           The Reporting Person may be deemed to be the beneficial owner of 74,396,227 Shares (approximately 13.8% of the total number of Shares outstanding, assuming the occurrence of a Qualifying Investment and full issuance of all shares of the Issuer's common stock underlying options, warrants and shares of preferred stock).  This amount consists of (a) 6,132,976 shares of the Issuer’s common stock upon exercise of certain warrants to purchase common stock which are exercisable within 60 days, (b) 12,264,151 shares of the Issuer’s common stock issuable upon conversion of shares of the Issuer’s Series E Convertible Preferred Stock, par value $1.00 per share, held for the account of the Reporting Person, (c) 28,000,000 shares of the Issuer’s common stock issuable upon conversion of shares of the Issuer’s to-be-established Series F Convertible Preferred Stock to be issued pursuant to the Notes issued to the Reporting Person and (d) 28,000,000 shares of the Issuer’s common stock upon exercise of certain warrants to purchase common stock, to be issued pursuant to the Notes issued to the Reporting Person.

(b)           The Reporting Person may be deemed to have sole power to direct the voting and disposition of the 74,396,227 Shares that it may be deemed to beneficially own as set forth above.

(c)           Except for the transactions described in Item 6 hereto, there have been no transactions effected with respect to the Shares during the past sixty (60) days by the Reporting Person.

(d)           The majority shareholder of LG-Nortel is Nortel.  As such, Nortel may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.  As a minority shareholder of LG-Nortel, LGE also may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships  with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and updated by adding the following:

Except as disclosed in a prior Schedule 13D or as otherwise described in Items 4 and 5(d) above, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

A.           Securities Purchase Agreement dated as of March 17, 2008 by and between Vertical Communications, Inc. and certain investors (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K filed on March 18, 2008)

B.           Form of Subordinated Convertible Promissory Note dated as of March 17, 2008, issued by Vertical Communications, Inc. (incorporated by reference to Exhibit 10.3 to Issuer’s Form 8-K filed on March 18, 2008)

Cusip No. 04314L205	Page 5 of 12 Pages

C.           Consent and Waiver Agreement, dated as of April 30, 2008, by and between Vertical Communications and the Reporting Person

Cusip No. 04314L205	Page 6 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2008

LG-NORTEL CO. LTD.

By:	/s/ Seok-Bin Mun
Name:	Seok-Bin Mun
Title:	Vice President

Cusip No. 04314L205	Page 7 of 12 Pages

Exhibit Index

A.           Securities Purchase Agreement dated as of March 17, 2008 by and between Vertical Communications, Inc. and certain investors (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K filed on March 18, 2008)

B.           Form of Subordinated Convertible Promissory Note dated as of March 17, 2008, issued by Vertical Communications, Inc. (incorporated by reference to Exhibit 10.3 to Issuer’s Form 8-K filed on March 18, 2008)

C.           Consent and Waiver Agreement, dated as of April 30, 2008, by and between Vertical Communications and the Reporting Person

Cusip No. 04314L205	Page 8 of 12 Pages

Exhibit C

CONSENT AND WAIVER AGREEMENT

This CONSENT AND WAIVER AGREEMENT (this "Agreement") is made and entered into as of this 30th day of April, 2008 among Vertical Communications, Inc., a Delaware corporation with its principal place of business at Ten Canal Park, Suite 602, Cambridge, Massachusetts 02141, (the "Company"), and LG-Nortel Co. Ltd. a company incorporated under the laws of Korea and having a place of business at GS Tower, 679 Yoksan-dong, Kangnamgu, Seoul, Korea (the "Stockholder").

WHEREAS, the Company and the Stockholder are parties to that certain Amended and Restated Securities Purchase Agreement, dated as of December 1, 2006 (the "December 2006 Agreement"), pursuant to which the Stockholder purchased shares of the Company's Series E Convertible Preferred Stock, par value $1.00 per share (the "Series E Preferred Stock");

WHEREAS, the Company previously entered into that certain Securities Purchase Agreement, dated as of March 17, 2008 (the "2008 Agreement"), with certain investors (the "Initial Investors"), relating to the issuance of certain Subordinated Convertible Promissory Notes (each, a "Note") in an aggregate principal amount of $5,250,000 (the "Initial Notes");

WHEREAS, the Company entered into that certain Joinder Agreement, dated as of April 15, 2008, with certain additional investors (the "Subsequent Investors"), relating to the issuance of certain additional Notes (the "Subsequent Notes," and together with the Initial Notes, the "Investor Notes");

WHEREAS, the Company desires to sell a Note to the Stockholder on identical terms and conditions as contained in the 2008 Agreement pursuant to that certain Joinder Agreement of even date herewith, by and between the Company and the Stockholder;

WHEREAS, upon the occurrence of a Qualifying Investment (as defined in the Notes), (i) the Notes are convertible into shares of Section 5(a) Preferred Stock (as defined in the Notes), with the powers, designations, preferences and rights (the "Preferred Terms") set forth on Exhibit B of the Notes, and (ii) the Company will issue to the Investors warrants to purchase Common Stock in substantially the form attached to the Notes as Exhibit A (the "2008 Warrants"), each in accordance with the terms of the 2008 Agreement and the Notes;

WHEREAS, if no Qualifying Investment has occurred on or before the Outside Date (as defined in the Notes), the Notes are convertible into shares of Section 5(b) Preferred Stock (as defined in the Notes) with the Preferred Terms set forth in Exhibit C of the Notes (the applicable series of preferred stock designated pursuant to the Notes is referred to herein as the "Series F Preferred Stock");

WHEREAS, solely with respect to the issuance of the (i) the Investor Notes, (ii) the Series F Preferred Stock upon conversion of the Notes, (iii) the 2008 Warrants in connection with a Qualifying Investment (if applicable), (iv) the common stock, par value $0.01 per share (the "Common Stock") upon conversion of the Series F Preferred Stock and (v) the Common Stock upon exercise of the 2008 Warrants (if applicable), the Stockholder desires to waive (the "Series E Waiver") the application and effect of (1) Section 5(d)(iv) [Adjustment of Series E Conversion Price Upon Issuance of Additional Shares of Common Stock] of the Certificate of

Page 9 of 12 Pages

Powers, Designations, Preferences and Rights of the Series E Preferred Stock (the "Series E Certificate of Designations") with respect to the shares of Series E Preferred Stock held by the Stockholder, and (2) Section 8(a) of each of the warrant to purchase common stock issued to the Stockholder pursuant to the December 2006 Agreement (the "December 2006 Warrant");

WHEREAS, as contemplated in the Notes, upon a Conversion Event (as defined in the Notes), the Company will file a certificate of powers, designations and rights to designate the Series F Preferred Stock (the "Series F Certificate of Designations") with the Secretary of State of Delaware;

WHEREAS, in connection with the 2008 Agreement, the Company desires to amend its Amended and Restated Certificate of Incorporation, as amended, to increase the number of shares of Common Stock the Company is authorized to issue from 250,000,000 shares to 750,000,000 shares (the "Charter Amendment");

WHEREAS, the Company has amended its 2004 Stock Incentive Plan, as amended (the "Plan") to increase the shares available for awards under the Plan to 80,000,000 shares of the Company's Common Stock (the "Plan Amendment"); and

WHEREAS, the Stockholders desire to make certain consent, waivers and ratifications in connection with (i) the 2008 Agreement and the transactions contemplated thereby; (ii) the issuance of the Initial Notes to the Initial Investors; (iii) the issuance of the Subsequent Notes to the Subsequent Investors; (iv) the terms of the Section 5(a) Preferred Stock and Section 5(b) Preferred Stock, as set forth in the Notes; (v) the Series E Waiver (vi) the filing of the Series F Certificate of Designations with the Secretary of State of Delaware; (vii) the issuance of the Series F Preferred Stock and, if applicable, the 2008 Warrants, upon conversion of the Notes; (viii) the Charter Amendment; and (ix) the Plan Amendment.

NOW, THEREFORE, in consideration of the foregoing and the promises and covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto consent and agree as follows:

1.  Consents. The Stockholder hereby consents to, confinns and ratifies (a) the 2008 Agreement and the transactions contemplated thereby; (b) the issuance of the Initial Notes to the Initial Investors; (c) the issuance of the Subsequent Notes to the Subsequent Investors; (d) the terms of the Section 5(a) Preferred Stock and Section 5(b) Preferred Stock, as set forth in the Notes; (e) the filing of the Series F Certificate of Designations with the Secretary of State of Delaware; (f) the issuance of the Series F Preferred Stock and, if applicable, the 2008 Warrants, upon conversion of the Notes; (g) the Charter Amendment and the transactions contemplated thereby; and (h) the Plan Amendment and the transactions contemplated thereby. The Stockholder understands that its consent hereunder is irrevocable unless otherwise agreed to in writing by the Company.

2.  Series E Waiver. The Stockholder, solely with respect to the issuance of (i) the Notes, (ii) the Series F Preferred Stock upon conversion of the Notes, (iii) the 2008 Warrants in connection with a Qualifying Investment (if applicable), (iv) the Common Stock upon conversion of the Series F Preferred Stock and (v) the Common Stock upon exercise of the 2008

Consent and Waiver Agreement

Page 10 of 12 Pages

Warrants (if applicable), on behalf of itself and its representatives, successors and assigns, hereby waives:

(a) the application and effect of Section 5(d)(iv) [Adjustment of Series E Conversion Price Upon Issuance of Additional Shares of Common Stock] of the Series E Certificate of Designations, and any rights, powers or preferences the Stockholder may have thereunder; and

(b) the application and effect of Section 8(a) [Adjustments to Warrant Price and Warrant Shares] of the Stockholder's December 2006 Warrant, and any rights the Stockholder may have thereunder;

(c) The Stockholder understands that its waiver hereunder is irrevocable unless otherwise agreed to in writing by the Company. The Stockholder further acknowledges that, as a result of its waiver hereunder, the Series E Conversion Price (as defined in the Series E Certificate of Designations) and the Warrant Price (as defined in the December 2006 Warrant) shall not be adjusted as a result of the issuance of the Investor Notes, the Series F Preferred Stock and/or the 2008 Warrants (if applicable).

3.  Waiver of Provisions of December 2006 Agreements. The Stockholder, on behalf of itself and its representatives, successors and assigns, hereby waives Sections 4.2 [Creation of Senior or Pari Passu Equity; Issuance of Equity Securities], 4.9 [Restrictions on Indebtedness], 4.13 [Adjustments to Warrants] and 4.14 [Credit Agreement] of the December 2006 Agreement, solely for the purposes of effecting the transactions contemplated by the 2008 Agreement and waives Sections 4.7 [Change to Charter/By-laws] and 4.10 [Change in Authorized Capital Stock] solely with respect to the Charter Amendment. The Stockholder agrees that any grant or issuance of awards under the Plan after the Plan Amendment is completed shall not be deemed to be "Additional Shares of Common Stock," as such term is defined in the Series E Certificate of Designations and the December 2006 Warrant, if such grant or issuance (i) complies with Section 4.12 [Issuance of Compensatory Equity Awards] of the December 2006 Agreement, and (ii) does not exceed the maximum number of shares available for awards under the Plan. The Stockholder understands that its waiver and agreements hereunder are irrevocable unless otherwise agreed to in writing by the Company.

4.  Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed via facsimile, which shall be deemed an original.

5.  Severability. If any provision of this Agreement shall be declared void or unenforceable by any judicial or administrative authority, the validity or enforceability of any other provision and of the entire Agreement shall not be affected.

6.  Enforceability. Upon execution of this Agreement by the undersigned Stockholders, the validity of any waiver, consent or amendment made hereunder shall be unaffected by the failure of any one or more stockholders of the Company to execute this Agreement.

Consent and Waiver Agreement

Page 11 of 12 Pages

7.  Governing Law. This Agreement is made under, shall be governed by and construed and enforced in accordance with, the laws of the State of New York applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law.

8.  Further Assurances. Following the date hereof, each party shall execute, deliver, acknowledge and file, or shall cause to be executed, acknowledged, delivered and filed, all such further instruments, certificates and other documents and shall take, or cause to be taken, such other actions as may reasonably be requested by any other party in order to carry out the provisions of this Agreement.

9.  Confidentiality. Each undersigned Stockholder hereby agrees that, except as required by law, to hold in confidence the 2008 Agreement, this Agreement, all of the terms thereof and all of the transactions contemplated thereby and hereby until such time as the material terms thereof and hereof are publicly disclosed by the Company (which the Company agrees to do in compliance with applicable law).

[Signature page follows]

Consent and Waiver Agreement

Page 12 of 12 Pages

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:

VERTICAL COMMUNICATIONS, INC.

By:	/s/ Kenneth M. Clinebell
Kenneth M. Clinebell
Chief Financial Officer and Secretary

STOCKHOLDER:

LG-NORTEL CO. LTD

By:	/s/ Leith Tessy
Name:	Leith Tessy
Title:	CFO - LG-NORTEL

Signature Page to Consent and Waiver Agreement